Vacant Land Contract

PARTIES AND DESCRIPTION OF PROPERTY

2* **1. SALE AND PURCHASE:** _____ BAR W LAND CO. LLC. _____ ("Seller")
3* and _____ ASHLAND HOLDINGS, LLC. _____ ("Buyer")
4 agree to sell and buy on the terms and conditions specified below the property ("Property") described as:
5* Address: _____ BUSINESS PARK 44 SOUTH LOT 6A (0 THOMAS RD) _____
6* Legal Description: REFERENCE PARCEL ID: G17C006A
7* _____
8* _____
9* _____
10* _____
11* _____
12* Including all improvements and the following additional property: _____
13* _____
14* _____

PRICE AND FINANCING

16* **2. PURCHASE PRICE:** $ _____ 275,000 _____ payable by **Buyer** in U.S. funds as follows:

17* (a) $ _____ 15,000 _____ Deposit received (checks are subject to clearance) on _____ UPON ACCEPTANCE by
18* _____ for delivery to BROKERS TITLE OF LEESBURG ("Escrow Agent")
19 *Signature* *Name of Company*
20* (Address of Escrow Agent) _____ 9800 US HWY 441 SUITE 206 LEESBURG FL 34788
21* (Phone # of Escrow Agent) _____ 352 726 6707

22* (b) $ _____ Additional deposit to be delivered to Escrow Agent by _____
23* or _____ days from Effective Date (10 days if left blank).

24* (c) _____ Total financing (see Paragraph 3 below) (express as a dollar amount or percentage)

25* (d) $ _____ Other: _____

26* (e) $ _____ 260,000 _____ Balance to close (not including Buyer's closing costs, prepaid items and prorations). All funds
27 paid at closing must be paid by locally drawn cashier's check, official check or wired funds.

28* ☐ (f) (complete only if purchase price will be determined based on a per unit cost instead of a fixed price) The unit
29* used to determine the purchase price is ☐ lot ☐ acre ☐ square foot ☐ other (specify: _____)
30* prorating areas of less than a full unit. The purchase price will be $ _____ per unit based on a calculation of total
31* area of the Property as certified to Buyer and Seller by a Florida-licensed surveyor in accordance with Paragraph 8(d) of this
32* Contract. The following rights of way and other areas will be excluded from the calculation: _____
33*

34* **3. CASH/FINANCING:** (Check as applicable) ☒ (a) **Buyer** will pay cash for the Property with no financing contingency.
35* ☐ (b) This Contract is contingent on **Buyer** qualifying and obtaining the commitment(s) or approval(s) specified below (the
36* "Financing") within _____ days from Effective Date (if left blank then Closing Date or 30 days from Effective Date, whichever
37* occurs first) (the "Financing Period"). Buyer will apply for Financing within _____ days from Effective Date (5 days if left blank)
38 and will timely provide any and all credit, employment, financial and other information required by the lender. If Buyer, after
39 using diligence and good faith, cannot obtain the Financing within the Financing Period, either party may cancel this Contract
40 and Buyer's deposit(s) will be returned after Escrow Agent receives proper authorization from all interested parties.
41* ☐ (1) New Financing: Buyer will secure a commitment for new third party financing for $ _____ or
42* _____ % of the purchase price at the prevailing interest rate and loan costs based on Buyer's creditworthiness. Buyer will
43 keep Seller and Broker fully informed of the loan application status and progress and authorizes the lender or mortgage
44 broker to disclose all such information to Seller and Broker.
45* ☐ (2) Seller Financing: Buyer will execute a ☐ first ☐ second purchase money note and mortgage to Seller in the
46* amount of $ _____ bearing annual interest at _____ % and payable as follows: _____
47*

48 The mortgage, note, and any security agreement will be in a form acceptable to Seller and will follow forms generally
49 accepted in the county where the Property is located; will provide for a late payment fee and acceleration at the mortgagee's

50* Buyer (_____) (_____) and Seller (_____) (_____) acknowledge receipt of a copy of this page, which is Page 1 of 7 Pages.

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51 option if Buyer defaults; will give Buyer the right to prepay without penalty all or part of the principal at any time(s) with
52 interest only to date of payment; will be due on conveyance or sale; will provide for release of contiguous parcels, if
53 applicable; and will require Buyer to keep liability insurance on the Property, with Seller as additional named insured. Buyer
54 authorizes Seller to obtain credit, employment and other necessary information to determine creditworthiness for the
55 financing. Seller will, within 10 days from Effective Date, give Buyer written notice of whether or not Seller will make the loan.
56 [ ] (3) Mortgage Assumption: Buyer will take title subject to and assume and pay existing first mortgage to _____
57
58 LN#_____ in the approximate amount of $_____ currently payable at
59 $_____ per month including principal, interest, [ ] taxes and insurance and having a [ ] fixed [ ] other
60 (describe) _____
61 interest rate of _____% which [ ] will [ ] will not escalate upon assumption. Any variance in the mortgage will be
62 adjusted in the balance due at closing with no adjustment to purchase price. Buyer will purchase Seller's escrow
63 account dollar for dollar. If the lender disapproves Buyer, or the interest rate upon transfer exceeds _____% or the
64 assumption/transfer fee exceeds $_____, either party may elect to pay the excess, failing which this agreement
65 will terminate and Buyer's deposit(s) will be returned.

KB 10 KC 1-18-14

66 **CLOSING**
67 **4. CLOSING DATE; OCCUPANCY:** This Contract will be closed and the deed and possession delivered on **X** days from eff date
68 _____ ("Closing Date"). Unless the Closing Date is specifically extended by the Buyer and Seller or by any other provision in this
69 Contract, the Closing Date shall prevail over all other time periods including, but not limited to, financing and feasibility study
70 periods. If on Closing Date insurance underwriting is suspended, Buyer may postpone closing up to 5 days after the insurance
71 suspension is lifted. If this transaction does not close for any reason, Buyer will immediately return all Seller-provided title
72 evidence, surveys, association documents and other items.

73 **5. CLOSING PROCEDURE; COSTS:** Closing will take place in the county where the Property is located and may be conducted by
74 mail or electronic means. If title insurance insures Buyer for title defects arising between the title binder effective date and
75 recording of Buyer's deed, closing agent will disburse at closing the net sale proceeds to Seller (in local cashier's checks if Seller
76 requests in writing at least 5 days prior to closing) and brokerage fees to Broker as per Paragraph 17. In addition to other expenses
77 provided in this Contract, Seller and Buyer will pay the costs indicated below.
78 (a) Seller Costs:
79 Taxes on the deed
80 *Recording fees for documents needed to cure title*
81 Title evidence (if applicable under Paragraph 8)
82 Other: _____
83 (b) Buyer Costs:
84 Taxes and recording fees on notes and mortgages
85 Recording fees on the deed and financing statements
86 Loan expenses
87 Lender's title policy at the simultaneous issue rate
88 Inspections
89 Survey and sketch
90 Insurance
91 Other: _____
92 (c) Title Evidence and Insurance: Check (1) or (2):
93 [X](1) The title evidence will be a Paragraph 8(a)(1) owner's title insurance commitment.[X] Seller will select the title agent and
94 will pay for the owner's title policy, search, examination and related charges or [ ] Buyer will select the title agent and pay for
95 the owner's title policy, search, examination and related charges or [ ] Buyer will select the title agent and Seller will pay for
96 the owner's title policy, search, examination and related charges.
97 [ ](2) Seller will provide an abstract as specified in Paragraph 8(a)(2) as title evidence. [ ] Seller [ ] Buyer will pay for the
98 owner's title policy and select the title agent. Seller will pay fees for title searches prior to closing, including tax search and
99 lien search fees, and Buyer will pay fees for title searches after closing (if any), title examination fees and closing fees.
100 (d) Prorations: The following items will be made current and prorated as of the day before Closing Date: real estate taxes,
101 interest, bonds, assessments, leases and other Property expenses and revenues. If taxes and assessments for the current year
102 cannot be determined, the previous year's rates will be used with adjustment for any exemptions. PROPERTY TAX
103 DISCLOSURE SUMMARY: BUYER SHOULD NOT RELY ON THE SELLER'S CURRENT PROPERTY TAXES AS THE AMOUNT OF
104 PROPERTY TAXES THAT BUYER MAY BE OBLIGATED TO PAY IN THE YEAR SUBSEQUENT TO PURCHASE. A CHANGE OF
105 OWNERSHIP OR PROPERTY IMPROVEMENTS TRIGGERS REASSESSMENTS OF THE PROPERTY THAT COULD RESULT IN HIGHER
106 PROPERTY TAXES. IF YOU HAVE ANY QUESTIONS CONCERNING VALUATION, CONTACT THE COUNTY PROPERTY APPRAISER'S
107 OFFICE FOR FURTHER INFORMATION.
108 (e) Special Assessment by Public Body: Regarding special assessments imposed by a public body, Seller will pay (i) the full
109 amount of liens that are certified, confirmed and ratified before closing and (ii) the amount of the last estimate of the assessment

110 Buyer (KC)(_____) and Seller (KB)(_____) acknowledge receipt of a copy of this page, which is Page 2 of 7 Pages.

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if an Improvement is substantially completed as of Effective Date but has not resulted in a lien before closing, and **Buyer** will pay all other amounts. If special assessments may be paid in installments ☐ **Buyer** ☐ **Seller** (if left blank, **Buyer**) shall pay installments due after closing. If **Seller** is checked, **Seller** will pay the assessment in full prior to or at the time of closing. Public body does not include a Homeowner Association or Condominium Association.

(f) Tax Withholding: If **Seller** is a "foreign person" as defined by FIRPTA, Section 1445 of the Internal Revenue Code requires **Buyer** to withhold 10% of the amount realized by the **Seller** on the transfer and remit the withheld amount to the Internal Revenue Service (IRS) unless an exemption applies. The primary exemptions are (1) **Seller** provides **Buyer** with an affidavit that **Seller** is not a "foreign person", (2) **Seller** provides **Buyer** with a Withholding Certificate providing for reduced or eliminated withholding, or (3) the gross sales price is $300,000 or less, **Buyer** is an individual who purchases the Property to use as a residence, and **Buyer** or a member of **Buyer's** family has definite plans to reside at the Property for at least 50% of the number of days the Property is in use during each of the first two 12 month periods after transfer. The IRS requires **Buyer** and **Seller** to have a U.S. federal taxpayer identification number ("TIN"). **Buyer** and **Seller** agree to execute and deliver as directed any instrument, affidavit or statement reasonably necessary to comply with FIRPTA requirements including applying for a TIN within 3 days from Effective Date and delivering their respective TIN or Social Security numbers to the Closing Agent. If **Seller** applies for a withholding certificate but the application is still pending as of closing, **Buyer** will place the 10% tax in escrow at **Seller's** expense to be disbursed in accordance with the final determination of the IRS, provided **Seller** so requests and gives **Buyer** notice of the pending application in accordance with Section 1445. If **Buyer** does not pay sufficient cash at closing to meet the withholding requirement, **Seller** will deliver to **Buyer** at closing the additional cash necessary to satisfy the requirement. **Buyer** will timely disburse the funds to the IRS and provide **Seller** with copies of the tax forms and receipts.

(g) 1031 Exchange: If either **Seller** or **Buyer** wishes to enter into a like-kind exchange (either simultaneously with closing or after) under Section 1031 of the Internal Revenue Code ("Exchange"), the other party will cooperate in all reasonable respects to effectuate the Exchange including executing documents; provided, however, that the cooperating party will incur no liability or cost related to the Exchange and that the closing shall not be contingent upon, extended or delayed by the Exchange.

PROPERTY CONDITION

6. LAND USE: **Seller** will deliver the Property to **Buyer** at the time agreed in its present "as is" condition, with conditions resulting from **Buyer's** Inspections and casualty damage, if any, excepted. **Seller** will maintain the landscaping and grounds in a comparable condition and will not engage in or permit any activity that would materially alter the Property's condition without the **Buyer's** prior written consent.

(a) Flood Zone: Buyer is advised to verify by survey, with the lender and with appropriate government agencies which flood zone the Property is in, whether flood insurance is required and what restrictions apply to improving the Property and rebuilding in the event of casualty.

(b) Government Regulation: **Buyer** is advised that changes in government regulations and levels of service which affect **Buyer's** intended use of the Property will not be grounds for canceling this Contract if the Feasibility Study Period has expired or if **Buyer** has checked choice (c)(2) below.

(c) Inspections: *(check (1) or (2) below)* YS 7 — KC 1-18-14

[X] **(1) Feasibility Study:** Buyer will, at **Buyer's** expense and within ~~X~~ days from Effective Date ("Feasibility Study Period"), determine whether the Property is suitable, in **Buyer's** sole and absolute discretion, for COMMERCIAL use. During the Feasibility Study Period, **Buyer** may conduct a Phase I environmental assessment and any other tests, analyses, surveys and investigations ("Inspections") that **Buyer** deems necessary to determine to **Buyer's** satisfaction the Property's engineering, architectural and environmental properties; zoning and zoning restrictions; subdivision statutes; soil and grade; availability of access to public roads, water, and other utilities; consistency with local, state and regional growth management plans; availability of permits, government approvals, and licenses; and other Inspections that **Buyer** deems appropriate to determine the Property's suitability for the **Buyer's** intended use. If the Property must be rezoned, **Buyer** will obtain the rezoning from the appropriate government agencies. **Seller** will sign all documents **Buyer** is required to file in connection with development or rezoning approvals.

Seller gives **Buyer**, its agents, contractors and assigns, the right to enter the Property at any time during the Feasibility Study Period for the purpose of conducting Inspections; provided, however, that Buyer, its agents, contractors and assigns enter the Property and conduct Inspections at their own risk. **Buyer** will indemnify and hold **Seller** harmless from losses, damages, costs, claims and expenses of any nature, including attorneys' fees, expenses and liability incurred in application for rezoning or related proceedings, and from liability to any person, arising from the conduct of any and all Inspections or any work authorized by **Buyer**. **Buyer** will not engage in any activity that could result in a construction lien being filed against the Property without **Seller's** prior written consent. If this transaction does not close, **Buyer** will, at **Buyer's** expense, (1) repair all damages to the Property resulting from the Inspections and return the Property to the condition it was in prior to conduct of the Inspections, and (2) release to **Seller** all reports and other work generated as a result of the Inspections.

Buyer will deliver written notice to **Seller** prior to the expiration of the Feasibility Study Period of **Buyer's** determination of whether or not the Property is acceptable. **Buyer's** failure to comply with this notice requirement will constitute acceptance of the Property as suitable for **Buyer's** intended use in its "as is" condition. If the Property is unacceptable to **Buyer** and written notice of this fact is timely delivered to **Seller**, this Contract will be deemed terminated as of the day after the Feasibility Study period ends and **Buyer's** deposit(s) will be returned after Escrow Agent receives proper authorization from all interested parties.

☐ **(2) No Feasibility Study:** Buyer is satisfied that the Property is suitable for **Buyer's** purposes, including being satisfied that either public sewerage and water are available to the Property or the Property will be approved for the

Buyer (KC) (____) and **Seller** (KG) (____) acknowledge receipt of a copy of this page, which is Page 3 of 7 Pages.

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installation of a well and/or private sewerage disposal system and that existing zoning and other pertinent regulations and restrictions, such as subdivision or deed restrictions, concurrency, growth management and environmental conditions, are acceptable to Buyer. *This Contract is not contingent on Buyer conducting any further investigations.*

(d) Subdivided Lands: If this Contract is for the purchase of subdivided lands, defined by Florida Law as "(a) Any contiguous land which is divided or is proposed to be divided for the purpose of disposition into 50 or more lots, parcels, units, or interests; or (b) Any land, whether contiguous or not, which is divided or proposed to be divided into 50 or more lots, parcels, units, or interests which are offered as a part of a common promotional plan.", **Buyer** may cancel this Contract for any reason whatsoever for a period of 7 business days from the date on which **Buyer** executes this Contract. If **Buyer** elects to cancel within the period provided, all funds or other property paid by **Buyer** will be refunded without penalty or obligation within 20 days of the receipt of the notice of cancellation by the developer.

7. RISK OF LOSS; EMINENT DOMAIN: If any portion of the Property is materially damaged by casualty before closing, or **Seller** negotiates with a governmental authority to transfer all or part of the Property in lieu of eminent domain proceedings, or if an eminent domain proceeding is initiated, **Seller** will promptly inform **Buyer**. Either party may cancel this Contract by written notice to the other within 10 days from **Buyer's** receipt of **Seller's** notification, failing which **Buyer** will close in accordance with this Contract and receive all payments made by the government authority or insurance company, if any.

TITLE

8. TITLE: Seller will convey marketable title to the Property by statutory warranty deed or trustee, personal representative or guardian deed as appropriate to **Seller's** status.

(a) Title Evidence: Title evidence will show legal access to the Property and marketable title of record in **Seller** in accordance with current title standards adopted by the Florida Bar, subject only to the following title exceptions, none of which prevent **Buyer's** intended use of the Property as ____COMMERCIAL____; covenants, easements and restrictions of record; matters of plat; existing zoning and government regulations; oil, gas and mineral rights of record if there is no right of entry; current taxes; mortgages that Buyer will assume; and encumbrances that **Seller** will discharge at or before closing. **Seller** will deliver to **Buyer Seller's** choice of one of the following types of title evidence, which must be generally accepted in the county where the Property is located (specify in Paragraph 5(c) the selected type). **Seller** will use option (1) in Palm Beach County and option (2) in Miami-Dade County.

(1) A title insurance commitment issued by a Florida-licensed title insurer in the amount of the purchase price and subject only to title exceptions set forth in this Contract and delivered no later than 2 days before Closing Date.

(2) An existing abstract of title from a reputable and existing abstract firm (if firm is not existing, then abstract must be certified as correct by an existing firm) purporting to be an accurate synopsis of the instruments affecting title to the Property recorded in the public records of the county where the Property is located and certified to Effective Date. However if such an abstract is not available to **Seller**, then a **prior owner's title policy** acceptable to the proposed insurer as a base for reissuance of coverage. **Seller** will pay for copies of all policy exceptions and an update in a format acceptable to **Buyer's** closing agent from the policy effective date and certified to **Buyer** or **Buyer's** closing agent, together with copies of all documents recited in the prior policy and in the update. If a prior policy is not available to **Seller** then (1) above will be the title evidence. Title evidence will be delivered no later than 10 days before Closing Date.

(b) Title Examination: Buyer will examine the title evidence and deliver written notice to **Seller**, within 5 days from receipt of title evidence but no later than Closing Date, of any defects that make the title unmarketable. **Seller** will have 30 days from receipt of **Buyer's** notice of defects ("Curative Period") to cure the defects at **Seller's** expense. If **Seller** cures the defects within the Curative Period, **Seller** will deliver written notice to **Buyer** and the parties will close the transaction on Closing Date or within 10 days from **Buyer's** receipt of **Seller's** notice if Closing Date has passed. If **Seller** is unable to cure the defects within the Curative Period, **Seller** will deliver written notice to **Buyer** and **Buyer** will, within10 days from receipt of **Seller's** notice, either cancel this Contract or accept title with existing defects and close the transaction.

(c) Survey: Buyer may, prior to Closing Date and at **Buyer's** expense, have the Property surveyed and deliver written notice to **Seller**, within 5 days from receipt of survey but no later than 5 days prior to closing, of any encroachments on the Property, encroachments by the Property's improvements on other lands or deed restriction or zoning violations. Any such encroachment or violation will be treated in the same manner as a title defect and **Buyer's** and **Seller's** obligations will be determined in accordance with subparagraph (b) above.

(d) Coastal Construction Control Line: If any part of the Property lies seaward of the coastal construction control line as defined in Section 161.053 of the Florida Statutes, **Seller** shall provide **Buyer** with an affidavit or survey as required by law delineating the line's location on the Property, unless **Buyer** waives this requirement in writing. The Property being purchased may be subject to coastal erosion and to federal, state, or local regulations that govern coastal property, including delineation of the coastal construction control line, rigid coastal protection structures, beach nourishment, and the protection of marine turtles. Additional information can be obtained from the Florida Department of Environmental Protection, including whether there are significant erosion conditions associated with the shoreline of the Property being purchased.

☐ **Buyer** waives the right to receive a CCCL affidavit or survey.

MISCELLANEOUS

9. EFFECTIVE DATE; TIME; FORCE MAJEURE:

(a) Effective Date: *The "Effective Date" of this Contract is the date on which the last of the parties initials or signs and delivers final offer or counteroffer.* **Time is of the essence for all provisions of this Contract.**

(b) Time: All time periods expressed as days will be computed in business days (a "business day" is every calendar day except Saturday, Sunday and national legal holidays). If any deadline falls on a Saturday, Sunday or national legal

Buyer (KC) (____) and Seller (KC) (____) acknowledge receipt of a copy of this page, which is Page 4 of 7 Pages.
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238 holiday, performance will be due the next business day. All time periods will end at 5:00 p.m. local time (meaning in the county
239 where the Property is located) of the appropriate day.

240 (c) Force Majeure: Buyer or Seller shall not be required to perform any obligation under this Contract or be liable to
241 each other for damages so long as the performance or non-performance of the obligation is delayed, caused or prevented
242 by an act of God or force majeure. An "act of God" or "force majeure" is defined as hurricanes, earthquakes, floods, fire,
243 unusual transportation delays, wars, insurrections and any other cause not reasonably within the control of the Buyer or
244 Seller and which by the exercise of due diligence the non-performing party is unable in whole or in part to prevent or
245 overcome. All time periods, including Closing Date, will be extended (not to exceed 30 days) for the period that the force
246 majeure or act of God is in place. In the event that such "act of God" or "force majeure" event continues beyond the 30
247 days in this sub-paragraph, either party may cancel the Contract by delivering written notice to the other and Buyer's
248 deposit shall be refunded.

249 10. NOTICES: All notices shall be in writing and will be delivered to the parties and Broker by mail, personal delivery or electronic
250 media. Buyer's failure to deliver timely written notice to Seller, when such notice is required by this Contract, regarding
251 any contingencies will render that contingency null and void and the Contract will be construed as if the contingency did
252 not exist. Any notice, document or item delivered to or received by an attorney or licensee (including a transaction
253 broker) representing a party will be as effective as if delivered to or by that party.

254 11. COMPLETE AGREEMENT: This Contract is the entire agreement between Buyer and Seller. Except for brokerage
255 agreements, no prior or present agreements will bind Buyer, Seller or Broker unless incorporated into this Contract.
256 Modifications of this Contract will not be binding unless in writing, signed or initialed and delivered by the party to be bound. This
257 Contract, signatures, initials, documents referenced in this Contract, counterparts and written modifications communicated
258 electronically or on paper will be acceptable for all purposes, including delivery, and will be binding. Handwritten or typewritten
259 terms inserted in or attached to this Contract prevail over preprinted terms. If any provision of this Contract is or becomes invalid
260 or unenforceable, all remaining provisions will continue to be fully effective. Buyer and Seller will use diligence and good faith in
261 performing all obligations under this Contract. This Contract will not be recorded in any public records.

262 12. ASSIGNABILITY; PERSONS BOUND: Buyer may not assign this Contract without Seller's written consent. The terms
263 "Buyer," "Seller," and "Broker" may be singular or plural. This Contract is binding on the heirs, administrators, executors, personal
264 representatives and assigns (if permitted) of Buyer, Seller and Broker.

265   DEFAULT AND DISPUTE RESOLUTION

266 13. DEFAULT: (a) Seller Default: If for any reason other than failure of Seller to make Seller's title marketable after diligent
267 effort, Seller fails, refuses or neglects to perform this Contract, Buyer may choose to receive a return of Buyer's deposit without
268 waiving the right to seek damages or to seek specific performance as per Paragraph 14. Seller will also be liable to Broker for the
269 full amount of the brokerage fee. (b) Buyer Default: If Buyer fails to perform this Contract within the time specified, including
270 timely payment of all deposits, Seller may choose to retain and collect all deposits paid and agreed to be paid as liquidated
271 damages or to seek specific performance as per Paragraph 14 ; and Broker will, upon demand, receive 50% of all deposits paid
272 and agreed to be paid (to be split equally among Brokers) up to the full amount of the brokerage fee.

273 14. DISPUTE RESOLUTION: This Contract will be construed under Florida law. All controversies, claims, and other matters in
274 question arising out of or relating to this transaction or this Contract or its breach will be settled as follows:

275   (a) Disputes concerning entitlement to deposits made and agreed to be made: Buyer and Seller will have 30 days from
276   the date conflicting demands are made to attempt to resolve the dispute through mediation. If that fails, Escrow Agent will
277   submit the dispute, if so required by Florida law, to Escrow Agent's choice of arbitration, a Florida court or the Florida Real
278   Estate Commission ("FREC"). Buyer and Seller will be bound by any resulting award, judgment or order. A broker's obligation
279   under Chapter 475, FS and the FREC rules to timely notify the FREC of an escrow dispute and timely resolve the escrow
280   dispute through mediation, arbitration, interpleader, or an escrow disbursement order, if the broker so chooses, applies only
281   to brokers and does not apply to title companies, attorneys or other escrow companies.

282   (b) All other disputes: Buyer and Seller will have 30 days from the date a dispute arises between them to attempt to resolve
283   the matter through mediation, failing which the parties will resolve the dispute through neutral binding arbitration in the
284   county where the Property is located. The arbitrator may not alter the Contract terms or award any remedy not provided for
285   in this Contract. The award will be based on the greater weight of the evidence and will state findings of fact and the
286   contractual authority on which it is based. If the parties agree to use discovery, it will be in accordance with the Florida Rules
287   of Civil Procedure and the arbitrator will resolve all discovery-related disputes. Any disputes with a real estate licensee named
288   in Paragraph 17 will be submitted to arbitration only if the licensee's broker consents in writing to become a party to the
289   proceeding. This clause will survive closing.

290   (c) Mediation and Arbitration; Expenses: "Mediation" is a process in which parties attempt to resolve a dispute by
291   submitting it to an impartial mediator who facilitates the resolution of the dispute but who is not empowered to impose a
292   settlement on the parties. Mediation will be in accordance with the rules of the American Arbitration Association ("AAA") or
293   other mediator agreed on by the parties. The parties will equally divide the mediation fee, if any. "Arbitration" is a process in
294   which the parties resolve a dispute by a hearing before a neutral person who decides the matter and whose decision is
295   binding on the parties. Arbitration will be in accordance with the rules of the AAA or other arbitrator agreed on by the parties.
296   Each party to any arbitration will pay its own fees, costs and expenses, including attorneys' fees, and will equally split the
297   arbitrators' fees and administrative fees of arbitration. In a civil action to enforce an arbitration award, the prevailing party to
298   the arbitration shall be entitled to recover from the nonprevailing party reasonable attorneys' fees, costs and expenses.

299 Buyer (_KC_) (_____) and Seller (_KH_) (_____) acknowledge receipt of a copy of this page, which is Page 5 of 7 Pages.

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ESCROW AGENT AND BROKER

15. ESCROW AGENT: **Buyer** and **Seller** authorize Escrow Agent to receive, deposit and hold funds and other items in escrow and, subject to clearance, disburse them upon proper authorization and in accordance with Florida law and the terms of this Contract, including disbursing brokerage fees. The parties agree that Escrow Agent will not be liable to any person for misdelivery of escrowed items to **Buyer** or **Seller**, unless the misdelivery is due to Escrow Agent's willful breach of this Contract or gross negligence. If Escrow Agent interpleads the subject matter of the escrow, Escrow Agent will pay the filing fees and costs from the deposit and will recover reasonable attorneys' fees and costs to be paid from the escrowed funds or equivalent and charged and awarded as court costs in favor of the prevailing party. All claims against Escrow Agent will be arbitrated, so long as Escrow Agent consents to arbitrate.

16. PROFESSIONAL ADVICE; BROKER LIABILITY: Broker advises **Buyer** and **Seller** to verify all facts and representations that are important to them and to consult an appropriate professional for legal advice (for example, *interpreting contracts, determining* the effect of laws on the Property and transaction, status of title, foreign investor reporting requirements, the effect of property lying partially or totally seaward of the Coastal Construction Control Line, etc.) and for tax, property condition, environmental and other specialized advice. **Buyer** acknowledges that Broker does not reside in the Property and that all representations (oral, written or otherwise) by Broker are based on **Seller** representations or public records. **Buyer agrees to rely solely on Seller, professional inspectors and governmental agencies for verification of the Property condition and facts that materially affect Property value. Buyer** and **Seller** respectively will pay all costs and expenses, including reasonable attorneys' fees at all levels, incurred by Broker and Broker's officers, directors, agents and employees in connection with or arising from **Buyer's** or **Seller's** *misstatement or failure to perform contractual obligations.* **Buyer** and **Seller** hold harmless and release Broker and Broker's officers, directors, agents and employees from all liability for loss or damage based on (1) **Buyer's** or **Seller's** misstatement or failure to perform contractual obligations; (2) Broker's performance, at **Buyer's** and/or **Seller's** request, of any task beyond the scope of services regulated by Chapter 475, F.S., as amended, including Broker's referral, recommendation or retention of any vendor; (3) products or services provided by any vendor; and (4) expenses incurred by any vendor. **Buyer** and **Seller** each assume full responsibility for selecting and compensating their respective vendors. This paragraph will not relieve Broker of statutory obligations. For purposes of this paragraph, Broker will be treated as a party to this Contract. This paragraph will survive closing.

17. BROKERS: The licensee(s) and brokerage(s) named below are collectively referred to as "Broker." **Instruction to Closing Agent: Seller** and **Buyer** direct closing agent to disburse at closing the full amount of the brokerage fees as specified in separate brokerage agreements with the parties and cooperative agreements between the brokers, except to the extent Broker has retained such fees from the escrowed funds. In the absence of such brokerage agreements, closing agent will disburse brokerage fees as indicated below. This paragraph will not be used to modify any MLS or other offer of compensation made by **Seller** or listing broker to cooperating brokers.

SCOTT STREM/THERESA MORRIS	MORRIS REALTY & INVESTMENTS, INC.
Selling Sales Associate/License No. BK3106245/BK538567	*Selling Firm/Brokerage Fee ($ or % of Purchase Price)* 3.0%
SCOTT STREM/THERESA MORRIS	MORRIS REALTY & INVESTMENTS, INC.
Listing Sales Associate/License No. BK3106245/BK538567	*Listing Firm/Brokerage fee: ($ or % of Purchase Price)* 3.0%

ADDITIONAL TERMS

KG KC 1-18-14 7

18. ADDITIONAL TERMS: CONTRACT SUBJECT TO BUYER'S ATTORNEY APPROVAL WITHIN ~~X~~ 7 DAYS. RIGHT OF TRANSFER FOR ANY EXISTING TESTING, PLANS, PRINTS, INCLUDING SEALED.

This Contract subject to Acceptance of Attached Addendum with exhibits "A", "B" ~~and "C"~~ and seller signing attached "BARW" letter.

KC 1-18-14 KG

Buyer (KC) (____) and Seller (KG) (____) acknowledge receipt of a copy of this page, which is Page 6 of 7 Pages.

VAC-9 Rev. 4/07 © 2007 Florida Association of REALTORS® All Rights Reserved

This is intended to be a legally binding contract. If not fully understood, seek the advice of an attorney prior to signing.

OFFER AND ACCEPTANCE

(Check if applicable: ☐ **Buyer** received a written real property disclosure statement from **Seller** before making this Offer.) **Buyer** offers to purchase the Property on the above terms and conditions. Unless this Contract is signed by **Seller** and a copy delivered to **Buyer** no later than ____________ ☐ a.m. ☐ p.m. on ____________, ______ this offer will be revoked and **Buyer's** deposit refunded subject to clearance of funds.

COUNTER OFFER/ REJECTION

☐ **Seller** counters **Buyer's** offer (to accept the counter offer, **Buyer** must sign or initial the counter offered terms and deliver a copy of the acceptance to **Seller**. Unless otherwise stated, the time for acceptance of any counteroffers shall be 2 days from the date the counter is delivered. ☐ **Seller** rejects **Buyer's** offer.

Date: January 13, 2014 Buyer: [signature], Manager
Print name: Kent Campbell – Manager

Date: ____________ Buyer: ____________
Phone: ____________ Print name: ____________
Fax: ____________ Address: ____________
E-mail: ____________

Date: ____________ **Seller:** [signature]
Print name: KEN GRILL

Date: ____________ **Seller** : ____________
Phone: ____________ Print name: ____________
Fax: ____________ Address: ____________
E-mail: ____________

Effective Date: 1-20-14 (The date on which the last party signed or initialed and delivered the final offer or counteroffer.)

Buyer (KC) (____) and **Seller** (KG) (____) acknowledge receipt of a copy of this page, which is Page 7 of 7 Pages.

ADDENDUM TO CONTRACT

THIS ADDENDUM TO CONTRACT ("Addendum") is attached to and made a part of that certain Vacant Land Contract ("Contract") entered into by and between BAR W LAND COMPANY, LLC, a Florida limited liability company ("Seller"), and ASHLAND HOLDINGS, LLC, a Florida limited liability company ("Buyer"), last executed by Seller on May 27, 2013. Where the terms of this Addendum vary from, are inconsistent with, or contradict the terms of the Contract, the terms of this Addendum shall govern; otherwise, all terms and conditions of the Contract are hereby ratified and confirmed. Capitalized terms used in this Addendum and not otherwise defined herein are intended to have the meaning ascribed to such terms in the Contract.

1. The Property. The Property that Seller has agreed to sell and that Buyer has agreed to purchase, subject to the terms of the Contract as modified by this Addendum, includes fee simple title to that certain parcel of real property situated in Sumter County, Florida, and described on **Exhibit "A"** attached hereto and made a part hereof ("Land"), together with the following:

   (a) all right, title and interest of Seller in and to all easements, privileges, and appurtenances belonging or in any way appertaining to the Land;

   (b) all fixtures, buildings, structures and other improvements of whatsoever kind, nature or description owned by Seller and presently situated on, in or under, or hereafter erected, installed or placed on or under, the Land; and

   (c) all of Seller's right, title and interest, if any, in and to (i) the "Existing Data" (as hereinafter defined) and (ii) all intangible personal property relating or appurtenant to the Land or the Improvements, if and to the extent such exists, is owned by Seller and is assignable or transferable, including, but not limited to, all permits, approvals and development rights, if any, pertaining to the Land, or any part thereof.

2. Existing Data. In order to facilitate Buyer's investigation of the Property, Seller shall make available during the Feasibility Study Period for inspection and copying by Buyer and Buyer's consultants, agents, attorneys, employees and independent contractors, originals or copies, as appropriate, of documents, instruments and materials pertaining to the Property (collectively, the "Existing Data"). To the extent applicable the Existing Data shall include, without limitation, the items listed on **Exhibit "B"**, attached hereto and made a part hereof.

3. Survey and Title.

   (a) Survey. During the Feasibility Study Period, Buyer may obtain, at its option and at its expense, a new boundary survey or update of an existing survey (the "Survey") of the Property prepared by a registered Florida surveyor (the "Surveyor"). The Survey shall be certified to Buyer, Seller, the Title Insurance Company (as hereinafter defined) and the Escrow Agent. If the Survey shows any encroachment on the Property, or that any improvement located on the Property encroaches on the land of others, or if the Survey shows any other defect which would affect either the marketability of title to the Property or Buyer's intended use of the

Property, such encroachment or defect shall be treated in the same manner as title defects are treated under this Contract. Buyer's failure to timely notify the Seller of Survey defects shall be deemed a waiver of such defects.

(b) Evidence of Title. Within five (5) days following the Effective Date of this Contract, Seller shall cause Escrow Agent to issue and deliver to Buyer a title insurance commitment (the "Commitment") issued through a national title company acceptable to Buyer in its reasonable discretion (the "Title Insurance Company") in accordance with this Contract. Buyer shall have until the expiration of the Feasibility Study Period in which to examine same and provide Seller with any title or survey objections as provided hereinbelow. Buyer shall notify Seller, in writing, as to any exception which are unacceptable to Buyer (the "Objectionable Exceptions"). Buyer's failure to timely notify Seller as to any Objectionable Exceptions shall be deemed a waiver of such Objectionable Exceptions. If the Objectionable Exceptions are liquidated liens or claims, outstanding mortgages, judgments or taxes (other than taxes which are subject to adjustment pursuant to this Contract), then Seller shall be required to remove such Objectionable Exceptions (the "Mandatory Exceptions") from the Property at or before the Closing Date. With respect to Objectionable Exceptions which are not Mandatory Exceptions (the "Optional Exceptions"), Seller shall take all commercially reasonable actions necessary to cure all of the Optional Exceptions, at Seller's sole cost and expense, to the reasonable satisfaction of Buyer. Seller shall notify Buyer if it is unable to cure the Optional Exceptions prior to the Closing Date. Buyer shall have the option to either (a) proceed to closing and accept title in its existing condition without adjustment to the purchase price of the Property, (b) terminate this Contract by sending written notice of termination to Seller and Escrow Agent, or (c) extend the Closing Date by a period not to exceed thirty (30) days to allow Seller more time to cure the Optional Expenses. In the event Buyer elects to extend the Closing Date pursuant to option (c) and Seller does not timely cure all of the Optional Exceptions to Buyers satisfaction during such period, Buyer may select either option (a) or option (b) in the previous sentence, but may not unilaterally further extend the Closing Date. In the event of termination, Escrow Agent shall, within five (5) business days after Escrow Agent receives said written notice from Buyer, deliver to Buyer the deposit, whereupon all parties shall be released from further liability hereunder except with respect to the provisions of this Contract which expressly survive termination hereof.

4. Effective Date; Feasibility Study Period; Closing Date. The parties agree that (i) the "Effective Date" of this Contract shall be the date that the last of Seller or Purchaser executes this Addendum, (ii) the "Feasibility Study Period" shall expire on the ~~1X~~ 7th day following the Effective Date, and (iii) the "Closing Date" shall occur on or before the ~~tenth (10th) following the expiration of the Feasibility Study Period.~~ 10 days from effective date. On or before the expiration of the Feasibility Study Period, Buyer, at its option, may terminate this Contract for any reason or for no reason whatsoever by written notice from Buyer to Seller and Escrow Agent and, upon such timely termination, Escrow Agent shall, within five (5) business days after Escrow Agent receives said written notice from Buyer, deliver to Buyer the deposit, whereupon all parties shall be released from further liability hereunder except with respect to the provisions of this Contract which expressly survive termination hereof.

KA
K.C.
1-15-14

5. Storm Water System Operation and Maintenance. Seller currently owns and, following the Closing contemplated hereunder, will continue to own, the parcel of land adjacent

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to the south boundary of the Property described as follows:

Tract A, Business Park 44 South, a partial replat, according to the Plat thereof recorded in Plat Book 12, Page 23, Public Records of Sumter County, Florida (hereinafter "Tract A")

Seller represents and warrants to Purchaser that all obligations (hereinafter, the "Operation and Maintenance Obligations") originally imposed on the owner of the Property pursuant to that certain Operation and Maintenance Document recorded March 19, 2010 in Official Records Book 2172, Page 650, Public Records of Sumter County, Florida, including, without limitation, the obligation to maintain and operate all storm water management improvements associated with Tract A, have been properly and effectively assigned to, and assumed by, the owner of Tract A pursuant to that certain Amendment to Operation and Maintenance Agreement recorded December 3, 2013 in Official Records Book 2706, Page 308, Public Records of Sumter County, Florida. Seller's representations and warranties contained in this paragraph shall survive Closing.



KC 1-18-14

~~6. Easement. Simultaneously with the Closing contemplated hereunder, Seller shall execute and cause to be recorded in the Official Records of Sumter County, Florida the Easement Agreement attached hereto as Exhibit "C".~~

7. Brokerage Commission. No finder's fee or brokerage commission shall be due from or payable by Buyer. All brokerage commissions which may be or become due or payable as a result of the execution of this Contract or closing of the sale of the Property by Seller to Buyer shall be paid by Seller.

8. Notices. All notices, elections, requests and other communications hereunder shall be in writing and shall be deemed given (i) when personally delivered, or (ii) two (2) business days after being deposited in the United States mail, postage prepaid, certified or registered, or (iii) the next business day after being deposited with a recognized overnight mail or courier delivery service; addressed as follows:

If to Buyer:

Ashland Holdings, LLC
Attention: Kent Campbell
4060 NE 95th Road
Wildwood, Florida 34785

With a copy to:

Dean, Mead, Egerton, Bloodworth, Capouano
  & Bozarth, P.A.
Attention: Jonathan D. Wallace, Esq.
800 North Magnolia Avenue, Suite 1500
Orlando, Florida 32803

If to Seller:

BAR W Land Company, LLC
Attention: Kenneth Grill
1812 Greenleaf Lane, Suite 2,
Leesburg, Florida 34748

If to Escrow Agent:

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Brokers Title of Leesburg, LLC
9800 US Highway 441, Suite 106
Leesburg, Florida 34788

As used herein, the term "business day" means and refers to a day which is not a Saturday, Sunday or legal holiday in Sumter County, Florida. The term "legal holiday" means and refers to a day other than a Saturday or Sunday on which (i) national banks are permitted not to open for banking business and (ii) the Sumter County Courthouse is not open for the transaction of public business.

9.   Fax/PDF Counterparts. It is understood and agreed that this Addendum shall be and become binding upon being executed in counterparts. Additionally, telefax or portable document format (PDF) signatures shall be binding the same as originals.

10.   Continued Effectiveness. Except as modified hereby, the Contract shall remain in full force and effect.

[the balance of this page is intentionally left blank]
[signatures appear on the following page]

00868885.2 1/13/2014

IN WITNESS WHEREOF, the parties acknowledge their agreement to the terms of this Addendum by signing and dating below.

"SELLER"

BAR W LAND COMPANY, LLC,

By: [signature]
Kenneth Grill, Manager

Executed on ____________________ 2014

ASHLAND HOLDINGS, LLC

By: [signature] Manager
Kent Campbell, Manager

Executed on January 13 2014

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RECEIPT FOR DEPOSIT

The Escrow Agent hereby acknowledges receipt of the deposit in the amount of FIFTEEN THOUSAND DOLLARS ($15,000.00) (if check, subject to clearance).

Executed on the ___ day of _____, 2014.

Brokers Title of Leesburg, LLC

By:_____

    Name: _____

    Title: _____

Exhibit "A"

The Land

Lot 5 A, Business Park 44 South, a partial replat, according to the Plat thereof recorded in Plat Book 12, Page 23, Public Records of Sumter County, Florida

BAR W LAND COMPANY, LLC

January 1, 2014

Attn: Ashland Holdings LLC
    Mr. Kent Campbell

Re: BUSINESS PARK 44 SOUTH, LOT 5-A

Mr. Campbell,

Bar W Land Company authorizes the interconnection of the storm sewer system of Lot 5-A and joint use of the permitted system known as Tract A (drainage) in Business Park 44 South. Bar W will continue to maintain Tract A.

Please feel free to contact me with any questions or if additional information is required.

Sincerely,

Kenneth Grill

1812 GREENLEAF LANE LEESBURG FL 34748
352-728-2221 PHONE
352-728-6670 FAX

Exhibit "B"

Checklist For Existing Data

I. Title and Survey.
    (a) Copies of all title insurance policies and all documents referred to therein.
    (b) Copy of vesting deed by which seller acquired its interest in the Property. If available, other documents relating to its acquisition of the Property—acquisition agreements, closing statements and due diligence items.
    (c) Copies of reciprocal and/or operating easement agreements.
    (d) Copies of all existing surveys, plats, site plans, surveyors' reports and surveyors' certification.

II. Property Taxes and other Governmental Impositions.
    (a) Copies of current tax bills showing all real and personal property taxes for the preceding five years, ordinary and special assessments, and other impositions.
    (b) Copies of all current notices of property tax assessments and assessments as to any special or other impositions.

III. Zoning, Subdivision and Land Use Matters.
    (a) Evidence of current zoning and land use classifications and compliance of the Property with respect to zoning, subdivision and land use laws and regulations.
    (b) Copies of all applicable subdivision approvals, special exceptions, variances and other governmental, legislative and administrative actions concerning zoning, land use and subdivision matters.
    (c) Copies of all violation notices, notices of pending rezoning or land use reclassifications and all pleadings or filings pertaining to zoning, subdivision or land use actions or proceedings.
    (d) Copies of any agreements, orders or decrees concerning impact fees, linkage fees, exactions, adequate public facilities charges, fair share agreements or similar fees or charges.
    (e) Copies of any agreements or proposed deed with respect to any contemplated dedication or proffers to any governmental agency or private party of any portion of any of the Property.

IV. Engineering.
    (a) Copies of any engineering feasibility studies, soil tests and borings.

V. Condemnation.
    (a) Copies of any notices or correspondence regarding pending or threatened condemnation of the Property.

VI. Environmental.
    (a) Documents concerning past or present enforcement actions against the Property resulting from non-compliance with environmental laws.
    (b) Any previous Phase I, Phase II or other study, test or report or other environmental study of the Property and, if available, adjacent properties.
    (c) Groundwater and soil sampling and testing results.

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